SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 9)
   (Amended and Restated to Incorporate Original Statement
                and Amendments Nos. 1 through 8)

                 AIRCOA Hotel Partners, L.P.
                 --------------------------
                      (Name of Issuer)

                   Class A Depositary Units
                 --------------------------
                (Title of Class of Securities)

                         009293 10 1
                       --------------
                       (CUSIP Number)

                      Lyle L. Boll, Esq.
              Vice President and General Counsel
                   Richfield Holdings, Inc.
                       Richfield Plaza
                      5775 DTC Boulevard
                  Englewood, Colorado 80111
                        (303) 220-2000
      -------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       With a copy to:
                     Paul J. Shim, Esq.
             Cleary, Gottlieb, Steen & Hamilton
                      One Liberty Plaza
                  New York, New York 10006

                      December 17, 1996
                -----------------------------
                (Date of Event which Requires
                  Filing of this Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].

                      Page 1 of 23 Pages
               Exhibit Index Appears on Page 19

                               SCHEDULE 13D

CUSIP NO. 009293-10-1
---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richfield Holdings, Inc.
    Tax ID No. 84-1002469
---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [   ]
---------------------------------------------------------------------
3   SEC USE ONLY



---------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC

---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado

---------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF
SHARES              0
BENEFICIALLY   ------------------------------------------------------
                8   SHARED VOTING POWER
OWNED BY
EACH                1,200,540
REPORTING      ------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
PERSON
WITH                0
               ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    1,200,540
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,200,540
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


22.4%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON


CO
---------------------------------------------------------------------


                       Page 2 of 23 Pages

                               SCHEDULE 13D

CUSIP NO. 009293-10-1

---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richfield Hospitality Services, Inc.
    Tax ID No. 84-1184493
---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [   ]

---------------------------------------------------------------------
3   SEC USE ONLY


---------------------------------------------------------------------
4   SOURCE OF FUNDS

    NA

---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

---------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF
SHARES              0
BENEFICIALLY   ------------------------------------------------------
                8   SHARED VOTING POWER
OWNED BY
EACH                3,800
               ------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON
WITH                0
               ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    3,800
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



3,800
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


Less than 1%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON


CO
---------------------------------------------------------------------

                       Page 3 of 23 Pages

                               SCHEDULE 13D

CUSIP NO. 009293-10-1

---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    AIRCOA Equity Interests, Inc.
    Tax ID No. 84-0832868

---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [   ]


---------------------------------------------------------------------
3   SEC USE ONLY



---------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC

---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado

---------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF
SHARES              0
BENEFICIALLY   ------------------------------------------------------
                8   SHARED VOTING POWER
OWNED BY
EACH                650,000
REPORTING      ------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
PERSON
WITH                0
               ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    650,000
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



650,000
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [  ]

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



12.2%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON



CO
---------------------------------------------------------------------

                       Page 4 of 23 Pages

                               SCHEDULE 13D

CUSIP NO. 009293-10-1

---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Regal Hotel Management, Inc.
    Tax ID No. 84-1111754

---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [   ]


---------------------------------------------------------------------
3   SEC USE ONLY



---------------------------------------------------------------------
4   SOURCE OF FUNDS

    NA

---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

---------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF
SHARES              0
BENEFICIALLY   ------------------------------------------------------
                8   SHARED VOTING POWER
OWNED BY
EACH                1,825,065
REPORTING      ------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
PERSON
WITH                0
               ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    1,825,065
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



1,825,065
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [  ]

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



34.2%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON



CO
---------------------------------------------------------------------

                       Page 5 of 23 Pages

                               SCHEDULE 13D

CUSIP NO. 009293-10-1

---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gateway Hotel Holdings, Inc.
    Tax ID No. 84-1160616

---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [   ]


---------------------------------------------------------------------
3   SEC USE ONLY



---------------------------------------------------------------------
4   SOURCE OF FUNDS

    NA

---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

---------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF
SHARES              0
BENEFICIALLY   ------------------------------------------------------
                8   SHARED VOTING POWER
OWNED BY
EACH                769,041
REPORTING      ------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
PERSON
WITH                0
               ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    769,041
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



769,041
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



14.4%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON



CO
---------------------------------------------------------------------

                       Page 6 of 23 Pages

                               SCHEDULE 13D

CUSIP NO. 009293-10-1

---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Century City International Holdings Ltd.
    (Foreign entity - no IRS Identification Number)

---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [   ]


---------------------------------------------------------------------
3   SEC USE ONLY



---------------------------------------------------------------------
4   SOURCE OF FUNDS

    NA

---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Bermuda

---------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF
SHARES              0
BENEFICIALLY   ------------------------------------------------------
                8   SHARED VOTING POWER
OWNED BY
EACH                3,794,646
REPORTING      ------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
PERSON
WITH                0
               ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    3,794,646
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



3,794,646
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



71.0%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON



HC, CO
---------------------------------------------------------------------

                       Page 7 of 23 Pages

      This Amendment No. 9 (this "Amendment") amends, restates and supplements the Schedule 13D filed on February 15, 1989, as previously amended (the "Schedule 13D" or "this Statement"), of Richfield Holdings, Inc., a Colorado corporation formerly known as Regal-Aircoa Companies, Inc. ("RHI"), Richfield Hospitality Services, Inc., a Delaware corporation formerly known as Richfield Hotel Management, Inc. ("Richfield Hospitality"), AIRCOA Equity Interests, Inc., a Colorado corporation ("AEI"), Regal Hotel Management, Inc., a Delaware corporation ("RHM"), Gateway Hotel Holdings, Inc., a Delaware corporation ("Gateway"), and Century City International Holdings Limited, a Bermuda company ("Century"), with respect to the Class A Depositary Units ("Units") representing Class A Limited Partnership Interests of AIRCOA Hotel Partners, L.P., a Delaware limited partnership (the "Company"). RHI, Richfield Hospitality, AEI, RHM, Gateway and Century are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 1.  Security and Issuer.

      The class of equity security to which this Statement relates is the Class A Depositary Units representing Class A Limited Partnership Interests of the Company. The principal executive offices of the Company are located at 5775 DTC Boulevard, Englewood, Colorado 80111.

Item 2.  Identity and Background.

      The Schedule 13D is filed by the Reporting Persons.

      The principal businesses of RHI, AEI, RHM, Gateway and Century are to make and hold investments in various entities. The principal business of Richfield Hospitality is to provide hotel management services. The address of the principal business office of each of RHI, Richfield Hospitality, RHM and Gateway is 5775 DTC Boulevard, Englewood, Colorado 80111. The address of the principal business office of Century is 18th floor, Paliburg Plaza, 68 Yee Wo Street, Causeway Bay, Hong Kong.

      The names, addresses, citizenship and present principal occupations or employments, and the names and principal business of any corporation or other organization in which such employment is conducted, of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto.

      Approximately 12.2% of the outstanding Units are owned by AEI and less than 1% of such Units are held by Richfield Hospitality. All of the voting stock of each of AEI and Richfield Hospitality is owned by RHI. Approximately 10% of the outstanding Units are directly owned by RHI. Novolane B.V., a Netherlands company ("Novolane"), Regal International Limited, a British Virgin Islands company ("International"), and Malabo, Inc., a British Virgin Islands company, own 49.77%, 45.58% and 4.65%, respectively, of RHI's outstanding voting stock. Approximately 34.2% of the outstanding Units are owned by RHM. RHM is a wholly owned subsidiary of Novolane.

                       Page 8 of 23 Pages

      Novolane is a wholly owned subsidiary of Hong Kong Hotels Holdings N.V., a Netherlands Antilles company ("HK Hotels"), which is a wholly owned subsidiary of International. International is a wholly owned subsidiary of Regal Hotels (Holdings) Limited, a Hong Kong company ("Regal"). Regal is a wholly owned subsidiary of Regal International (BVI) Holdings Limited, a British Virgin Islands company ("Regal BVI"). Regal BVI is a wholly owned subsidiary of Regal Hotels International Holdings Limited, a Bermuda company ("Regal Holdings"). Paliburg Holdings Limited, a Bermuda company ("Paliburg"), beneficially owns 70.9% of the voting stock of Regal Holdings. Approximately 73.1% of the voting stock of Paliburg is beneficially owned by Century. More than 50% of the voting stock of Century is beneficially owned by Mr. Lo Yuk Sui ("Mr. Lo").

      Gateway holds approximately 14.4% of the Units. All of its voting stock is directly held by Winfield Investments B.V., a Netherlands company ("Winfield"). All of the voting stock of Winfield, in turn, is owned by Okotoks Company N.V., a Netherlands Antilles company ("Okotoks"). Golden Lease Corporation, a British Virgin Islands company ("Golden Lease"), owns all of the voting stock of Okotoks. All of Golden Lease's voting stock is held by Regal BVI. As described above, Regal BVI is indirectly controlled by Century.

      Novolane, HK Hotels, International, Regal BVI, Winfield,
Okotoks, Golden Lease, Regal Holdings, Regal, Paliburg and Mr. Lo are hereinafter referred to as the "Related Persons".

      The address of the principal business office of Novolane is Officia I, 2nd Floor, De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands. The address of the principal business office of HK Hotels is c/o Curacao International Trust Company N.V., De Ruyterkade 62, Curacao, Netherlands Antilles. The address of the principal business office of International is P.O. Box 659, Road Town, Tortola, British Virgin Islands. The address of the principal business office of each of Paliburg, Regal, Regal Holdings and Mr. Lo is 18/F, Paliburg Plaza, 68 Yee Wo Street, Causeway Bay, Hong Kong. The address of the principal business office of Regal BVI is P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The address of the principal business office of Winfield is Strawinskylaan 1725, 1077 XX Amsterdam, The Netherlands. The address of the principal business office of Okotoks is de Ruyterkade 62, Curacao, Netherlands Antilles. The address of the principal business office of Golden Lease is P.O. Box 659, Road Town, Tortola, British Virgin Islands.

      None of the Reporting Persons, none of the executive officers or directors of the Reporting Persons and none of the Related Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.



                      Page 9 of 23 Pages

      Since February 6, 1989, RHI has acquired a total of 1,077,825 Units for aggregate consideration of $9,895,958.73. RHI sold 531,085 of these Units for $2,336,774.00 to RHM on October 10, 1990. The sources of the funds expended to acquire the Units were (1) a loan by AIRCOA Credit Company, a wholly owned subsidiary of RHI, in the amount of $5,500,000.00; (2) an intercompany loan by AIRCOA Hospitality Services, Inc., a wholly owned subsidiary of RHI and the General Partner of the Company ("AHS"), in the amount of $1,232,706.80; and (3) the working capital of RHI for the balance. RHI's current ownership, based on these and certain other purchases, is 546,740 Units.

      Since February 6, 1989, RHM has acquired a total of 1,825,065 Units for aggregate consideration of $9,159,708.00, including the 531,085 Units acquired from RHI for $2,336,774.00 on October 10, 1990. The sources of the funds expended to acquire the Units were (1) various unsecured loans by Novolane, RHM's sole stockholder, totaling $5,325,274.00, made in connection with certain of the acquisitions; and (2) the working capital of RHM for the balance.

      Since February 6, 1989, Gateway has acquired a total of 769,041 Units for aggregate consideration of $1,807,246.00. The sources of the funds expended to acquire the Units were (1) an unsecured loan by Winfield, Gateway's sole stockholder, in the amount of $1,300,000; and (2) the working capital of Gateway for the balance.

      Since February 6, 1989, AEI has acquired a total of 650,000
Units for aggregate consideration of $715,000.00. The funds expended to acquire the Units were obtained from AEI's working capital.

Item 4.  Purpose of the Transaction.

      The Reporting Persons acquired the Units held by them for investment purposes and, in certain circumstances, pursuant to obligations arising under the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement").

      On December 16, 1996, the Board of Directors of RHM authorized its officers to enter into negotiations with the Company regarding the acquisition of all of the Units and the Class B Limited Partnership Units ("Class B Units") of the Company that RHM and its affiliates do not own at a price of $2.35 per Unit and $16.80 per Class B Unit in cash (the "Proposed Acquisition"). The terms and form of a transaction, if any is agreed to, have yet to be determined, but is likely to include a merger, acquisition or other business combination. Any transaction would be financed by available funds of the Reporting Persons or the Related Persons and would not be subject to any financing contingency. The Company has advised RHM that it will refer RHM's proposal to the independent members of the Company's Advisory Committee (the "Advisory Committee") for consideration on behalf of public Unitholders. A copy of RHM's press release



                      Page 10 of 23 Pages
announcing its proposal and the authorization of negotiations is filed herewith as Exhibit 19 and is incorporated herein by reference. A copy of a letter sent by RHM to the Board of Directors of AHS and the Advisory Committee on December 17, 1996 proposing negotiations with respect to the Proposed Acquisition is filed herewith as Exhibit 20 and is incorporated herein by reference.

      The Reporting Persons may, from time to time, acquire additional securities of the Company in open market or privately negotiated transactions, depending on existing market conditions and other considerations which the Reporting Persons may deem relevant. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Company, general stock market and economic considerations, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company and may, depending upon market conditions and applicable securities law restrictions, choose to sell some or all of the Units. None of the Reporting Persons has any current plans or proposals to amend the Partnership Agreement. Except as specifically described herein or in the Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

      (a) RHI directly owns 546,740 Units of the Company, representing 10.2% of the 5,340,214 Units outstanding as of the date hereof. AEI directly owns 650,000 Units, or 12.2% of the total number of Units outstanding. Richfield Hospitality directly owns 3,800 Units, or less than 1% of the total. As a result of its ownership of all of the voting securities of AEI and Richfield Hospitality, RHI may be deemed to be the beneficial owner of the Units directly held by AEI and Richfield
Hospitality, in addition to those Units which it holds directly. RHM directly owns 1,825,065 Units, or 34.2% of the total. Gateway directly owns 769,041 Units, or approximately 14.4% of the total.
For purposes of Rule 13d-3 of the general rules and regulations under the Securities Exchange Act of 1934, as amended, Century may be deemed to beneficially own 3,794,646, or 71.0% of the total number of Units outstanding as of the date hereof.

      In addition, RHI beneficially owns or controls, and Century, by virtue of its indirect control of RHI, may be deemed to beneficially own or control, a majority of the Class B Units issued and outstanding at the date hereof. With respect to the Company's operations in the years 1997 through 2001, the lesser of (i) all the then outstanding Class B Units and (ii) 250,000 Class B Units automatically will be converted into Units (at the conversion rate described below) annually during a 30-day period following the release of annual audited financial statements by the Company. The number of Units to be received upon the conversion of a Class B Unit will be determined by dividing $20.00 by the average closing price on the American Stock Exchange of the Units over the five trading days preceding the



                      Page 11 of 23 Pages
date of conversion. No conversion rights have been triggered from 1987 through the date hereof. However, as described above, the Class B Units may become convertible in the future.

      Except as set forth in this Item 5(a), none of the Reporting Persons, none of the Related Persons and none of the executive officers and directors of the Reporting Persons directly owns any Units in the Company.

      (b) As a result of its ownership of all of the voting securities of each of AEI and Richfield Hospitality, RHI may be deemed to have shared power to control the voting and disposition of the Units held by AEI and Richfield Hospitality. Century, as a result of its indirect control of RHI (and through RHI, AEI and Richfield Hospitality), RHM and Gateway, may also be deemed to have shared power to control the voting and disposition of the Units held directly by RHI, AEI, Richfield Hospitality, RHM and Gateway.

      (c) There were no acquisitions or dispositions of Units made in the past sixty days by any Reporting Person or Related
Person or, to the knowledge of the Reporting Persons, by any of the individuals listed on Schedule A hereto.

      (d)  Not applicable.

      (e)  Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      RHI has granted a security interest in 834,891 Units to Novolane pursuant to the terms of a General Security Agreement (the "Security Agreement"), dated as of February 3, 1989, between RHI and Novolane, a copy of which has been filed as Exhibit 4 to the Schedule 13D.

      In connection with the sale by RHI of 531,085 Units to RHM, pursuant to the terms of the purchase agreement by and among RHM, RHI and Newpart, L.P. (the "Purchase Agreement"), Novolane released its security interest in such Units.

      In addition to the transfer of the 531,085 Units by RHI to RHM, the Purchase Agreement provided for the transfer to RHM by Newpart, L.P. of 688,746 Class B Units for an aggregate purchase price of $344,373.00, or $.50 per Class B Unit. Novolane, the pledgee of the transferred Class B Units, consented to the transfer and agreed to release its security interest in the Class B Units as collateral upon receipt of substitute collateral in form and amount satisfactory to Novolane.

      RHM and Gateway have each agreed to vote their Units (and
Class B Units) to continue the business of the Issuer and to elect a successor general partner if necessary to continue the business of the Issuer, if certain contingencies occur.



                      Page 12 of 23 Pages

      Two hundred thousand Units acquired by RHI on December 29, 1992 and 650,000 Units acquired by AEI on December 29, 1992 were acquired pursuant to the terms of a Subscription Agreement dated
December 11, 1992 among the Company, RHI and AEI.

      Other than as set forth herein or in the other Items of the
Schedule 13D, none of the Reporting Persons, none of the Related Persons and none of the executive officers and directors of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Units, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

     Exhibit 1. Joint Filing Agreement pursuant to Rule
13d-1(f)(1) under the Securities Exchange Act of 1934.

     Exhibit 2.  Power of Attorney.

     Exhibit 3.  General Security Agreement dated as of
February 3, 1989 between AIRCOA Companies, Inc. and Novolane B.V.

     Exhibit 4.  Pledge and Security Agreement dated as of
February 3, 1989 between AIRCOA Companies, Inc. and Novolane B.V.

     Exhibit 5. Joint Filing Agreement by and among the parties thereto dated March 30, 1990.

     Exhibit 6. Joint Filing Agreement by and among the parties thereto dated October 15, 1990.

     Exhibit 7. Purchase Agreement dated as of October 10, 1990 by and among RHM, RHI and Newpart, L.P.

     Exhibit 8. Joint Filing Agreement by and among the parties thereto dated October 30, 1990.

     Exhibit 9. Joint Filing Agreement by and among parties thereto dated November 27, 1990.

     Exhibit 10. Subscription Agreement by and among the parties thereto dated as of November 19, 1990.

     Exhibit 11. Letter Agreement by and among the parties thereto dated November 21, 1990.


                      Page 13 of 23 Pages

     Exhibit 12. Joint Filing Agreement by and among the parties thereto dated April 11, 1991.

     Exhibit 13. Promissory Note dated March 15, 1991 issued by
Gateway in favor of Winfield.

     Exhibit 14. Letter Agreement dated April 11, 1991 executed by Gateway Hotel Holdings, Inc.

     Exhibit 15. Letter Agreement dated April 11, 1991 executed by Regal Hotel Management, Inc.

     Exhibit 16. Joint Filing Agreement by and among the parties thereto dated January 6, 1992.

     Exhibit 17. Joint Filing Agreement by and among the parties thereto dated January 13, 1993.

     Exhibit 18. Subscription Agreement by and among RHI, AEI and the Company dated December 11, 1992.

     Exhibit 19. Press Release, dated December 18, 1996.

     Exhibit 20. Letter, dated December 16, 1996, from RHM to the Board of Directors of AHS and the Advisory Committee.

                      Page 14 of 23 Pages

                            Schedule A

      LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF RICHFIELD
  HOLDINGS, INC. ("RHI"), AIRCOA EQUITY INTERESTS, INC. ("AEI"),
RICHFIELD HOSPITALITY SERVICES, INC. ("RICHFIELD HOSPITALITY"), REGAL
 HOTEL MANAGEMENT, INC. ("RHM"), GATEWAY HOTEL HOLDINGS, INC. AND
     CENTURY CITY INTERNATIONAL HOLDINGS LIMITED ("CENTURY")






        Name      Position(s)       Address         Principal      Citizenship
                                                    Occupation
1.  Lo Yuk Sui    Chairman and   The Penthouse      Investor       Britain
                  Director of    Regal Hongkong                    (H.K.)
                  RHI, RHM and   Hotel, 88 Yee Wo
                  Gateway;       Street
                  Chairman and   Causeway Bay
                  Managing       Hong Kong
                  Director of
                  Century

2.  Daniel Bong   Executive     30 Village Rd.      Business       Canada
    Shu Yin       Director of   4th Floor           Executive of
                  Century;      Hong Kong           Century
                  Director of
                  RHM, RHI,
                  AEI, Richfield
                  Hospitality and
                  Gateway;
                  Director and
                  President of
                  RHI

3.  Kenneth Ng    Executive     Flat B, 21-F        Business       Britain
    Kwai Kai      Director and  Albron Court        Executive of   (H.K.)
                  Secretary of  99 Caine Road,      Century
                  Century       Hong Kong

4.  Anthony       Director of   304 E. 65th St.     Lawyer         U.S.A.
    Williams      RHI           New York, NY
                                10021

5.  Carol K.      Director of   59614 County        Lawyer         U.S.A.
     Werner       RHI           Road Q,


                       Page 15 of 23 Pages

                                Merino,              Lawyer        U.S.A.
                                Colorado 80741

6.  John A.       Senior Vice   8039 S. Oneida Ct.   Business      U.S.A.
    Lambert       President of  Englewood,           Executive of
                  Richfield     Colorado  80112      Richfield
                  Hospitality,                       Hospitality
                  AEI, RHM

7.  Douglas M.    Director and  93 Falcon Hills      Business      U.S.A.
    Pasquale      President of  Drive                Executive of
                  Richfield     Highlands Ranch,     RHI
                  Hospitality   Colorado  80126
                  and
                  AEI, RHM and
                  Gateway and
                  Director
                  Executive Vice
                  President of
                  RHI

8.  John Poon     Executive     F2, Beverly Hill     Lawyer       Canada
    Cho Ming      Director and  10/F, 6 Broadwood
                  General       Road,
                  Counsel of    Happy Valley
                  Century;      Hong Kong
                  Director of
                  Gateway

9.  Lawrence Lau  Executive     19A Marigold         Business     Canada
    Siu Keung     Director of   Mansion,             Executive of
                  Century;      10 Tai Koo Wan       Century
                  Director of   Road, Taikoo Shing
                  Richfield     Hong Kong
                  Hospitality,
                  RHI, AEI,
                  RHM and
                  Gateway

10. Michael Choi  Executive     No. 11, Ka Ning      Business     Britain
    Chi Wing      Director of   Path                 Executive of (H.K.)
                  Century       2nd Floor            Century
                                Fontana Gardens
                                Causeway Bay
                                Hong Kong

                      Page 16 of 23 Pages

11. Anthony       Non-Executive   2 Headland Road     Businessman  Britain
    Chuang        Director of     Hong Kong                        (H.K.)
                  Century

12. Ng Siu Chan   Non-Executive   House A,            Businessman  Britain
                  Director of     35 Kadoorie Avenue               (H.K.)
                  Century         Kowloon
                                  Hong Kong

13. Mark L.T.     Senior Vice     18838 E. Briarwood  Business     Britain
    Butler        President of    Drive               Executive of
                  Richfield       Aurora,             Richfield
                  Hospitality,    Colorado  80016     Hospitality
                  AEI, RHM and
                  Gateway

14. Joel W.       Senior Vice     51 Falcon Hills    Business      USA
    Hiser         President of    Drive              Executive of
                  RHI, Richfield  Highlands Ranch,   RHI
                  Hospitality     Colorado  80126
                  and RHM

15. Michael Sheh  Director and    5794 S. Lima      Business       Britain
    Pui Hung      Senior Vice     Street            Executive of   (H.K.)
                  President of    Englewood,        RHI
                  RHI, Richfield  Colorado  80111
                  Hospitality,
                  AEI, RHM and
                  Gateway



                      Page 17 of 23 Pages

                            Signature

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated:  December 18, 1996

REGAL HOTEL MANAGEMENT, INC.        GATEWAY HOTEL HOLDINGS, INC.


By: /s/ Joel Hiser                  By: /s/ Joel Hiser
   ----------------------------        ----------------------------
   Name: Joel Hiser                    Name: Joel Hiser
   Title: Senior Vice President        Title: Senior Vice President


By: /s/ Michael Sheh                By: /s/ Michael Sheh
   ----------------------------        ----------------------------
   Name: Michael Sheh                  Name: Michael Sheh
   Title: Senior Vice President        Title: Senior Vice President

RICHFIELD HOLDINGS, INC.            CENTURY CITY INTERNATIONAL
                                    HOLDINGS LIMITED

By: /s/ Joel Hiser                   By: /s/ Lawrence LAU Siu Keung
   ----------------------------          /s/ Kenneth NG Kwai Kai
   Name: Joel Hiser                     ---------------------------
   Title: Senior Vice President         Name: Messrs. Lawrence LAU
                                              Siu Keung and Kenneth
                                              NG Kwai Kai
                                        Title: Directors


By: /s/ Michael Sheh
   ----------------------------
   Name: Michael Sheh
   Title: Senior Vice President

AIRCOA EQUITY INTERESTS, INC.       RICHFIELD HOSPITALITY SERVICES,
                                    INC.

By: /s/ Joel Hiser                  By: /s/ Douglas Pasquale
   ----------------------------        ----------------------------
   Name: Joel Hiser                     Name: Douglas Pasquale
   Title: Senior Vice President         Title: President


By: /s/ Michael Sheh                By: /s/ David Ridgley
   ----------------------------        ----------------------------
   Name: Michael Sheh                  Name: David Ridgley
   Title: Senior Vice President        Title: Vice President



                      Page 18 of 23 Pages

                          Exhibit Index

Exhibit Number                                                Page Number

Exhibit 1          Joint Filing Agreement pursuant to Rule         *
                   13d-1(f)(1) under the Securities Exchange
                   Act of 1934.

Exhibit 2          Power of Attorney.                              *

Exhibit 3          General Security Agreement dated as of          *
                   February 3, 1989 between AIRCOA
                   Companies, Inc. and NOVOLANE B.V.

Exhibit 4          Pledge and Security Agreement dated as of       *
                   February 3, 1989 between AIRCOA
                   Companies, Inc. and NOVOLANE B.V.

Exhibit 5          Joint Filing Agreement by and among the         *
                   parties thereto dated March 30, 1990.

Exhibit 6          Joint Filing Agreement by and among the         *
                   parties thereto dated October 15, 1990.

Exhibit 7          Purchase Agreement dated as of October          *
                   10, 1990 by and among RHM, RHI and
                   Newpart, L.P.

Exhibit 8          Joint Filing Agreement by and among the         *
                   parties thereto dated October 30, 1990.

Exhibit 9          Joint Filing Agreement by and among             *
                   parties thereto dated November 27, 1990.

Exhibit 10         Subscription Agreement by and among the         *
                   parties thereto dated as of November 19, 1990.

Exhibit 11         Letter Agreement by and among the parties       *
                   thereto dated November 21, 1990.

Exhibit 12         Joint Filing Agreement by and among the         *
                   parties thereto dated April 11, 1991.

Exhibit 13         Promissory Note dated March 15, 1991


                      Page 19 of 23 Pages
                   issued by Gateway in favor of Winfield.         *

Exhibit 14         Letter Agreement dated April 11, 1991           *
                   executed by Gateway Hotel Holdings, Inc.

Exhibit 15         Letter Agreement dated April 11, 1991           *
                   executed by Regal Hotel Management, Inc.

Exhibit 16         Joint Filing Agreement by and among the         *
                   parties thereto dated January 6, 1992.

Exhibit 17         Joint Filing Agreement by and among the         *
                   parties thereto dated January 13, 1993.

Exhibit 18         Subscription Agreement by and among             *
                   RHI, AEI and the Company dated
                   December 11, 1992.

Exhibit 19         Press Release, dated December 18, 1996.        21

Exhibit 20         Letter, dated December 16, 1996, from          22
                   RHM to the Board of Directors of AHS
                   and the Advisory Committee.


* Previously filed.


                      Page 20 of 23 Pages